

July 25, 2011

Via E-mail

Dr. Robert Melamede
President and Chief Executive Officer
Cannabis Science, Inc.
2422 S. Trenton Way, Unit H
Denver, Colorado 80231

      Re: Cannabis Science, Inc.
              Amendment No. 3 to Information Statement on Schedule 14C
              Filed July 13, 2011
              File No. 0-28911

Dear Dr. Melamede:

We have reviewed your amendment and your response letter filed July 13, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Information Statement on Schedule 14C

General

1. We note that you have changed your address on page 3 and in other places, but not on page 2. Please revise to set forth consistently your address. If your address has changed, please file via EDGAR a Company Update to reflect your current address.

2. Each time you revise your preliminary information statement, please use the EDGAR form tag "PRER14C" rather than "PRE 14C," as the latter indicates an entirely new information statement rather than a revised one.

Action: Create New Class of Common Stock and Issue Dividend, page 5

3. We note that you exclude the tabular information immediately prior to and after the creation of the new class of shares. In that regard, we re-issue prior comment 2 from our letter to you dated January 18, 2011 and prior comment 3 from our letter to you dated April 1, 2011.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Faiyaz Dean
        Dean Law Corp.